SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K
                         ANNUAL REPORT
                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934





         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1999

                               OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from __________ to __________




                Commission File Number 001-01430




          A.  Full title of the plan:

                    REYNOLDS METALS COMPANY
                   SAVINGS AND INVESTMENT PLAN
                     FOR SALARIED EMPLOYEES


          B.  Name of issuer of the securities held
              pursuant to the plan and the address of
              its principal executive office:

                    REYNOLDS METALS COMPANY
                     6601 West Broad Street
                        P. O. Box 27003
                 Richmond, Virginia 23261-7003

                      REQUIRED INFORMATION

               FINANCIAL STATEMENTS AND EXHIBITS



FINANCIAL STATEMENTS

                                                         Page No.
                                                         --------

Report of Ernst & Young LLP, Independent Auditors......      F-1

Audited Financial Statements

 Statements of Net Assets Available for
   Plan Benefits.......................................      F-2
 Statement of Changes in Net Assets Available
   for Plan Benefits...................................      F-4
 Notes to Financial Statements.........................      F-5

EXHIBITS

 Exhibit A  Consent of Ernst & Young LLP, Independent Auditors

                           SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings and Investment
Plan Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


DATE:  June 27, 2000          REYNOLDS METALS COMPANY
                              SAVINGS AND INVESTMENT PLAN
                              FOR SALARIED EMPLOYEES
                              By:  Savings and Investment
                                   Plan Committee



                              By:  RICHARD B. KELSON
                                  ---------------------------
                                   Richard B. Kelson, Member



                              By:  ROBERT F. SLAGLE
                                  ---------------------------
                                   Robert F. Slagle, Member



                              By:  WILLIAM J. O'ROURKE, JR.
                                  ---------------------------
                                   William J. O'Rourke, Jr., Member

      Report of Ernst & Young LLP, Independent Auditors

Board of Directors
Reynolds Metals Company

We have audited the accompanying statements of net assets available for plan benefits of the Reynolds Metals Company
Savings and Investment Plan for Salaried Employees as of
December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the management of Reynolds Metals
Company, the Plan's sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


Richmond, Virginia
June 9, 2000

                   Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

     Statement of Net Assets Available for Plan Benefits

                      December 31, 1999

                    (Dollars in Thousands)


                                              NON-
                           PARTICIPANT     PARTICIPANT
                             DIRECTED       DIRECTED       TOTAL
                         -------------------------------------------
ASSETS
Investment in
 Master Trust                $347,146       $108,749      $455,895

Accrued income                    354            505           859
                         -------------------------------------------
Total assets                  347,500        109,254       456,754

Interfund receivable
 (payable) - net                   20            (20)            -
                         -------------------------------------------

Net assets available for
 plan benefits               $347,520       $109,234      $456,754
                         ===========================================

See accompanying notes.

                                                         F-2

                   Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

     Statement of Net Assets Available for Plan Benefits

                      December 31, 1998

                   (Dollars in Thousands)


                                                NON-
                           PARTICIPANT      PARTICIPANT
                             DIRECTED         DIRECTED        TOTAL
                         -----------------------------------------------
ASSETS
Investment in
 Master Trust                $338,871         $86,684         $425,555

Accrued income                    236             568              804

Contributions receivable          927             473            1,400
                         -----------------------------------------------
Total assets                  340,034          87,725          427,759

LIABILITIES
Accrued expenses                  130               -              130
                         -----------------------------------------------

Net assets available for
 plan benefits               $339,904         $87,725         $427,629
                         ===============================================


See accompanying notes.

                   Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

      Statement of Changes in Net Assets Available for
                        Plan Benefits

                Year Ended December 31, 1999

                   (Dollars in Thousands)


                                                NON-
                              PARTICIPANT    PARTICIPANT
                                DIRECTED      DIRECTED       TOTAL
                            -------------------------------------------
Additions to net assets:
 Net investment gain
  from Master Trust             $ 62,313       $ 37,267      $ 99,580
 Assets received from
  other plans                        894              -           894

 Contributions:
  Employer                             -          5,197         5,197
  Employee                        16,958              -        16,958
                            -------------------------------------------
                                  16,958          5,197        22,155
                            -------------------------------------------

Total Additions                   80,165         42,464       122,629

Deductions from net
 assets:
 Withdrawals by
  participants                    71,871         21,626        93,497
 Assets transferred to
  other plans                          -              7             7
                            -------------------------------------------

Total Deductions                  71,871         21,633        93,504

Interfund transfers - net           (678)           678             -
                            -------------------------------------------

Net increase                       7,616         21,509        29,125

Net assets available for
 plan benefits:
Beginning of year                339,904         87,725       427,629
                            -------------------------------------------

End of year                     $347,520       $109,234      $456,754
                            ===========================================

See accompanying notes.

                   Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

                Notes to Financial Statements

                   (Dollars in Thousands)



1. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The accounting records of the Reynolds Metals Company
Savings and Investment Plan for Salaried Employees ("Plan") are maintained on the accrual basis. All securities transactions are recorded as of the trade date.

Investments in Reynolds Metals Company Common Stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year-end. Guaranteed investment contracts with insurance companies are reported at "contract value," which equals cost plus accrued income. Structured investment contracts are reported at fair value, which in the case of such contracts equals contract value. Participant loans are valued at their outstanding balances, which approximates fair value.

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2. SUMMARY OF SIGNIFICANT PLAN PROVISIONS

Reynolds Metals Company (the "Company") established the Plan effective July 1, 1978, covering salaried employees of the Company and certain of its subsidiaries and affiliates. The Plan is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA") and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code. A complete description of the Plan is contained in the Summary Plan Description and in the Plan document, copies of which are available from the Company.

Plan participation is available to eligible employees who have completed 30 days of service and is voluntary. A participant is entitled to make payroll contributions to the Plan in specified amounts ranging from 1% to 16% of compensation in 1% increments.

                   Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)





2. SUMMARY OF SIGNIFICANT PLAN PROVISIONS (CONTINUED)

The Company contributes an amount equal to 50% of each participating employee's payroll contributions up to 6% of compensation. The Company may also contribute up to an additional 50% of each participating employee's payroll contributions up to 6% of compensation. The Company did not elect to make an additional matching contribution for 1999 or 1998.

Participants may contribute 1% to 16% (in 1% increments) of any profit sharing award or gainsharing payment received.
Such contributions are not matched by the Company.

Participants may elect to make their contributions on a before or after tax basis or a combination thereof. Company matching contributions are made on a "pretax" basis. Highly compensated participants may be required to reduce the amount of "pretax" contributions made to or held by the Plan on their behalf to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code.

Upon enrollment, a participant may direct employee contributions to any of the Plan's fund options. Employer contributions are invested in Reynolds Metals Company Common Stock. Employee contributions are participant directed investments and employer contributions are non-participant directed investments.

Participants in the Plan are fully vested in their account balances. Withdrawals and distributions are handled in accordance with the Plan provisions and are subject to certain regulatory restrictions. The trustee holds all of the Plan's investment assets and executes transactions therein.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The Company is the Plan administrator and bears the related costs, except for investment related and trustee fees, which are paid by the Plan.

                   Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)




3. COMMINGLED MASTER TRUST INVESTMENTS

All of the investments of the Plan as of December 31, 1999 and 1998 were held in a Master Trust under a Master Trust
Agreement between Reynolds Metals Company and The Northern
Trust Company, as trustee, and are commingled with the assets of three other savings plans of the Company and one of its subsidiaries. Net assets and net investment gains
(losses) from the Master Trust are allocated to participating plans based on the aggregate account balances of individual participants in each plan. Non-participant investments of the Master Trust represent employer contributions provided by the Plan.

The assets held in the Interest Income Fund generally are invested in guaranteed investment contracts ("GICs") at a fixed rate of return and structured investment contracts ("SICs") with various insurance companies and banks. SICs represent a diversified portfolio of high grade investments held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a fixed or variable rate of return (based on the investment experience and reset quarterly) on the cost of the investment. GICs and SICs generally provide for the full repayment of principal and interest. Upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates), however, market value of the GIC or SIC, if lower than its book value, may be repaid (a "Market Value Adjustment"). Currently, in the opinion of the Company, the likelihood of a material loss to the Plan as a result of such a Market Value Adjustment is remote.
Interest is credited to participants' accounts on the dollar-weighted average (blended rate) basis. The annual rate of return on these contracts during 1999 was approximately
6.2%. The current yield on December 31, 1999 was 6.3% (6.3% on December 31, 1998). The fair value of the Plan's GICs approximates contract value.

Cash and cash equivalents of the Master Trust are invested in a short-term investment fund managed by The Northern
Trust Company.

During 1999 and 1998, certain assets of the Plan were transferred into other plans and from other plans of the Company as a result of employee transfers. There was no effect on any participant's accounts as a result of the transfers.

                   Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)






3. COMMINGLED MASTER TRUST INVESTMENTS (CONTINUED)

Summarized financial information of the commingled accounts within the Master Trust is presented below:

                                               NON-
                            PARTICIPANT    PARTICIPANT
                             DIRECTED        DIRECTED        TOTAL
                        -----------------------------------------------
MASTER TRUST NET
ASSETS-1999
ASSETS
 Accrued income              $    386        $    505      $    891
 Cash and cash
  equivalents                  38,624           1,456        40,080
 Contributions
  receivable                      395               -           395
 Investments at quoted
  fair value:
   Mutual funds               258,980               -       258,980
   Common stock                81,598         107,293       188,891
 Investments at
  contract value:
  Investment contracts        143,770               -       143,770
 Investments at
  estimated fair value:
  Loans to participants        15,382               -        15,382
                          ---------------------------------------------
Total assets                  539,135         109,254       648,389

Interfund receivable
 (payable)-net                     20             (20)            -
                          ---------------------------------------------
Master Trust net assets      $539,155        $109,234      $648,389
                          =============================================

Portion of Master Trust
 allocable to the Plan       $347,520        $109,234      $456,754
Percent                            64%            100%           70%

                   Reynolds Metals Company
     Savings and Investment Plan for Salaried Employees

          Notes to Financial Statements (continued)




3. COMMINGLED MASTER TRUST INVESTMENTS (CONTINUED)

                                               NON-
                             PARTICIPANT    PARTICIPANT
                              DIRECTED       DIRECTED       TOTAL
                          ---------------------------------------------
MASTER TRUST NET
 ASSETS-1998
ASSETS
 Accrued income               $    286       $   568        $    854
 Cash and cash equivalents      60,962         1,342          62,304
 Contributions receivable        1,651           473           2,124
 Investments at quoted
  fair value:
  Mutual funds                 250,975             -         250,975
  Common stock                  67,151        85,342         152,493
 Investments at contract
  value:
  Investment contracts         168,462             -         168,462
 Investments at estimated
  fair value:
  Loans to participants         16,812             -          16,812
                           ---------------------------------------------
Total assets                   566,299        87,725         654,024

LIABILITIES
 Accrued expenses                  326             -             326
                           ---------------------------------------------
Master Trust net assets       $565,973       $87,725        $653,698
                           =============================================

Portion of Master Trust
 allocable to the Plan        $339,904       $87,725        $427,629
Percent                             60%          100%             65%

                     Reynolds Metals Company
       Savings and Investment Plan for Salaried Employees

            Notes to Financial Statements (continued)



3. COMMINGLED MASTER TRUST INVESTMENTS (CONTINUED)


                                                NON-
                             PARTICIPANT    PARTICIPANT
                              DIRECTED        DIRECTED       TOTAL
                           ------------------------------------------
NET INVESTMENT GAIN FROM
MASTER TRUST-1999
Net realized and
 unrealized appreciation
 of investments at quoted
 fair value
   Mutual funds               $35,879         $     -      $ 35,879
   Common stock                29,959          35,176        65,135
Interest and dividends         18,799           2,091        20,890
                           -------------------------------------------
                              $84,637         $37,267      $121,904
                           ===========================================


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. SUBSEQUENT EVENT

On May 3, 2000, the Company became a wholly owned subsidiary of Alcoa Inc. ("Alcoa") in accordance with the terms of a merger agreement between the two companies. On the effective date of the merger, each outstanding share of Company common stock was converted into 1.06 shares of Alcoa common stock. Company common stock held under the Plan was so converted and participant accounts adjusted accordingly. Due to this conversion, the Plan was amended so that the Reynolds Stock Fund was changed to the Alcoa Stock Fund which will invest in Alcoa common stock; otherwise, the fund will continue to operate as it did before the merger. The Company will continue to act as the Plan administrator.

                       INDEX TO EXHIBITS


Exhibit A    Consent of Ernst & Young LLP, Independent Auditors

                                                        EXHIBIT A

       CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-36214) pertaining to the Reynolds Metals Company Savings and Investment Plan for Salaried Employees and in the related Prospectus of our report dated June 9, 2000, with respect to the financial statements of the Reynolds Metals Company Savings and Investment Plan for Salaried Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1999.



                                        ERNST & YOUNG LLP


Richmond, Virginia
June 22, 2000